Exhibit 99.1

Maris-Tech Receives Follow-On Order, Reflecting Continued Defense Market Recognition of Its Technology

Repeat order from a leading Israeli defense industry company supports the integration of Maris-Tech’s video processing technology into UAV mission computers

Rehovot, Israel, Oct. 29, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in edge computing, artificial intelligence (“AI”), and video intelligence solutions for defense applications, today announced that it has received a follow-on order from a leading Israeli defense industry company for boards from its Neptune family, designed to integrate Maris-Tech’s video processing technology into mission computers for unmanned aerial vehicles (“UAVs”).

The repeat order follows previous deliveries to the same customer and reflects continued demand for Maris-Tech’s technology in defense applications.

The Neptune family of boards is designed to enable the integration of advanced video processing capabilities directly into UAV mission computers. By embedding video processing at the mission computer level, UAV manufacturers and system integrators can support the capture, processing, encoding, and transmission of video from onboard cameras within the aircraft’s existing computing architecture.

This approach allows video and AI processing to be integrated into the UAV’s core systems, supporting real-time video handling while considering the size, weight, and power constraints of airborne platforms. This level of integration is particularly relevant for UAV applications that require efficient onboard processing and reliable delivery of video intelligence.

Israel Bar, Chief Executive Officer of Maris-Tech, commented, “We appreciate the continued confidence of this customer in our technology. Follow-on orders are important to us because they reflect the ongoing use of our solutions in customer systems. We believe that the ability to integrate our video processing technology directly into UAV mission computers is increasingly important in meeting the evolving requirements of defense platforms.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the anticipated fulfillment of the follow-on order, the expected integration and use of its Neptune family of boards in UAV mission computers, the potential benefits and capabilities of its Neptune technology, including its ability to support video and AI processing within UAV systems, its belief that the follow-on order reflects continued customer demand for its technology, and its expectations regarding the evolving requirements of defense platforms and the potential relevance of its technology to those requirements. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com